Commission File No. 1-1072
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended June 30, 2001 _______________________
POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES POTOMAC ELECTRIC POWER COMPANY 701 NINTH STREET, N.W. WASHINGTON, D. C. 20068
PEPCO SAVINGS PLAN FORM 11-K - 2001
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the
Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES By: D. R. WRAASE Dennis R. Wraase, Chairman Administrative Board
Date: December 10, 2001
EXHIBIT 23
POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Numbers 33-36798 and 33-53685) of Potomac Electric Power Company of our report dated December 10, 2001, relating to the financial statements of Potomac Electric Power Company Savings Plan for Bargaining Unit Employees, appearing on page 1 of this Form 11-K

PricewaterhouseCoopers LLP Washington, D.C. December 10, 2001